UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 0-10587

FULTON FINANCIAL CORPORATION
PROFIT SHARING PLAN

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square
Lancaster, PA 17602
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

FULTON FINANCIAL CORPORATION
PROFIT SHARING PLAN

FINANCIAL STATEMENTS
December 31, 2004 and 2003

FULTON FINANCIAL CORPORATION
PROFIT SHARING PLAN
Lancaster, Pennsylvania

FINANCIAL STATEMENTS
December 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Administrative Committee
Fulton Financial Corporation
Profit Sharing Plan
Lancaster, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Fulton Financial Corporation Profit Sharing Plan (the Plan) as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Columbus, Ohio
June 16, 2005

1.

FULTON FINANCIAL CORPORATION
PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

	2004	2003
ASSETS
Cash	$149,743	$77,582
Investments (Note 4)	109,029,300	92,643,248

Receivables
Accrued Income	230,411	236,964
Employer contribution	7,543,860	6,921,190
Participant contributions	—	52,693
Security transaction receivable	25,455	—

Total receivables	7,799,726	7,210,847

Total assets	116,978,769	99,931,677

LIABILITIES
Security transaction payable	7,671	11,673
Administrative expenses payable	28,478	32,343

Total liabilities	36,149	44,016

Net assets available for benefits	$116,942,620	$99,887,661

See accompanying notes to financial statements.

2.

FULTON FINANCIAL CORPORATION
PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 4)	$9,379,313	$16,804,101
Interest and dividends	2,223,742	1,192,491

	11,603,055	17,996,592

Contributions
Employer	7,543,860	6,921,189
Employee contributions	2,581,888	2,089,085
Employee rollovers	75,118	109,238

	10,200,866	9,119,512

Total additions	21,803,921	27,116,104

Deductions from net assets attributed to:
Benefits paid to participants	6,593,662	2,719,826
Administrative expenses	131,625	131,880

	6,725,287	2,851,706

Net increase prior to transfers	15,078,634	24,264,398

Transfer from Fulton Financial Affiliates’ 401(k) Savings Plan	3,546	—
Transfer from Premier Bank 401(k) Savings Plan (Note 8)	1,972,779	—

Net increase	17,054,959	24,264,398

Net assets available for benefits
Beginning of year	99,887,661	75,623,263

End of year	$116,942,620	$99,887,661

See accomanying notes to financial statements.

3.

FULTON FINANCIAL CORPORATION
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Fulton Financial Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan which covers substantially all eligible employees of Fulton Financial Corporation (Company) and its wholly owned subsidiaries that are not covered under the Company’s defined benefit and 401(k) plans and who have either (1) completed one year of service upon attaining age 21; or (2) have completed three years of service. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In connection with the mergers of certain qualified defined contribution plans into the Plan, the Plan shall receive and accept certain promissory notes from unpaid loans previously made by these qualified plans to participants.

Contributions: Participants in the Plan are classified as either “Category A” or Category B” participants. In general, a Category A participant is a participant who was employed by the Corporation prior to January 1, 1996. A Category B participant is generally an employee of the Corporation that was hired after December 31, 1995. Special rules apply in the case of employees who transfer to and from affiliates that do not participate in this Plan.

Employer profit sharing contributions are made to the Plan equal to a specific percentage of participants’ compensation for the year. For Category A participants, the contribution percentage is 15% of compensation; for Category B participants, the contribution percentage is 10% of compensation. In any particular year, the Plan sponsor has the option of determining a different contribution amount.

Eligible employees may elect to make contributions up to a maximum dollar amount prescribed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v).

Participant Accounts: Each participant’s account is credited with the participant’s contribution, an allocation of the Company contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

(Continued)

4.

FULTON FINANCIAL CORPORATION
PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 — DESCRIPTION OF PLAN (Continued)

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the remainder of the accounts is based on years of service. Participants become 100% vested after completion of five years of credited service.

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefit payments are distributed as either a lump sum or in installment payments over a period. The period over which benefits are paid is not to exceed either the life expectancy of the participant or the joint life expectancies of the participant and the participant’s beneficiary.

Forfeitures: Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. Forfeitures are used to reduce the future contributions to the Plan. As of December 31, 2004 and 2003, there were no forfeitures available. Forfeitures used to reduce the employer contribution for the plan year ended December 31, 2004 and 2003 were $292,710 and $282,326, respectively.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Investments: The investments held by the Plan are shown at fair value. Securities which are traded on national securities exchange are valued at the last reported sales price on the last business day of the year. The Plan’s investments in common trust funds are valued at the aggregate of the fair values of the underlying securities.

Purchases and sales of securities are reflected on a trade date basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

(Continued)

5.

FULTON FINANCIAL CORPORATION
PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES (Continued)

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or common/collective trust funds. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Payment of Benefits: Benefits are recorded when paid.

Concentration of Credit Risk: At December 31, 2004 and 2003, approximately 23% and 22%, respectively, of the Plan’s assets were invested in Fulton Financial Corporation common stock.

NOTE 3 — RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

NOTE 4 — INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31, 2004
	Units or Shares	Fair Value
Fulton Financial Corporation Common Stock	1,134,860	$26,453,587
Fulton Financial Advisors Retirement Common Stock Fund	132,646	12,550,611
Fulton Financial Advisors Retirement Fixed Income Fund	716,036	12,522,316
Fidelity Advisor Mid Cap Value Fund	419,076	10,782,834
American Century Small Company Fund	1,275,258	13,020,388
Vanguard 500 Index Fund	112,968	12,611,766
Goldman Sachs Financial Square Government Fund	11,107,228	11,107,228
MFS Value Fund	310,103	7,200,592

(Continued)

6.

FULTON FINANCIAL CORPORATION
PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 4 — INVESTMENTS (Continued)

	December 31, 2003
	Units or Shares	Fair Value
Fulton Financial Corporation Common Stock	1,041,801	$22,224,142
Fulton Financial Advisors Retirement Common Stock Fund	129,629	11,347,698
Fulton Financial Advisors Retirement Fixed Income Fund	826,851	14,101,906
Fidelity Advisor Mid Cap Value Fund	343,510	7,811,418
American Century Small Company Fund	1,021,089	8,536,303
Vanguard 500 Index Fund	99,752	10,242,542
Goldman Sachs Financial Square Government Fund	11,743,446	11,743,446
MFS Value Fund	245,913	5,016,640

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $9,379,313 and $16,804,101 as follows:

	2004	2003
Mutual funds	$5,332,342	$9,014,052
Common trust funds	1,240,053	2,710,086
Fulton Financial Corporation Common Stock	2,806,918	5,079,963

	$9,379,313	$16,804,101

NOTE 5 — TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $116,805 at December 31, 2004 and $231,271 at December 31, 2003.

NOTE 6 — PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Conrad Seigal, the Plan recordkeeper, totaled $107,103 and $117,712 for 2004 and 2003, respectively. Fees paid to Smith, Elliott, Kearns & Company, the prior auditor for the Plan, totaled $475 and $7,200 for 2004 and 2003, respectively. Fees paid to Crowe Chizek and Company LLC, the current auditor, totaled $11,000 for 2004. Fees paid to Barley, Snyder, Senft & Cohen LLC, legal counsel for the Plan, totaled $9,125 and $6,968 for 2004 and 2003, respectively. At December 31, 2004 and 2003, the Plan had investments of $26,453,587 and $22,224,142, respectively, in Fulton Financial Corporation common stock.

(Continued)

7.

FULTON FINANCIAL CORPORATION
PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 6 — PARTIES-IN-INTEREST (Continued)

The Plan also has investments of $25,072,927 and $25,449,604 in common trust funds with Fulton Financial Advisors, the custodian of the Plan, at December 31, 2004 and 2003. Approximately $707,069 and $601,324 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2004 and 2003, respectively.

NOTE 7 — TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 — PLAN AMENDMENT

Effective January 1, 2004, the Plan was amended to cover eligible employees of Premier Bank. Effective December 1, 2004, the Plan was amended to accept the transfer of assets from the Premier Bank 401(k) Plan which was terminated. During December 2004, assets of $1,972,779 were received from the Premier Bank 401(k) Plan.

8.

SUPPLEMENTAL SCHEDULE

FULTON FINANCIAL CORPORATION
PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

Name of Plan Sponsor:	Fulton Financial Corporation
EIN:	23-2195389
Plan number:	001

(a)	(b)	(c)	(d)	(e)
	Identity of issue,	Description of investment including
	borrower, lessor,	maturity date, rate of interest		Current
	or similar party	collateral, par or maturity value	Cost	Value

		Common Trust Fund

*	Fulton Financial Advisors	Retirement Fixed Income Fund	$ Ö	$12,522,316

*	Fulton Financial Advisors	Retirement Common Stock Fund	Ö	12,550,611

		Mutual Funds

	MFS Investment Management	MFS Value Fund	Ö	7,200,592

	Vanguard	Vanguard 500 Index Fund	Ö	12,611,766

	Goldman Sachs & Co.	Goldman Sachs Financial Square Government Fund	Ö	11,107,228

	Fidelity Investments	Fidelity Advisor Mid Cap Value Fund	Ö	10,782,834

	American Century Investments, Inc.	American Century Small Company Fund	Ö	13,020,388

	Franklin Templeton Investments	Templeton Foreign Fund	Ö	2,779,686

	Goldman Sachs & Co.	Goldman Sachs Financial Square Prime Obligation Fund	Ö	292

		Common Stock

*	Fulton Financial Corporation	Common Stock	Ö	26,453,587

				$109,029,300

*  Party-in-interest

Ö All investment are participant directed, therefore, historical cost information is not required.

9.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Corporation Profit Sharing Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

FULTON FINANCIAL CORPORATION PROFIT SHARING PLAN

By:	/s/ Louis J. Yoka

Date: June 27, 2005

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1 Consent of Crowe Chizek and Company LLC